TYPE:      425
SEQUENCE:  1
DESCRIPTION:  PRESS RELEASE FILED PURSUANT TO RULE 425

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                                   Filed by: Internet Communications Corporation

                                   This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                                   Subject Company: Internet Communications
                                                    Corporation
                                   Commission File No.: 333-38382

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425, AS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF INTERNET COMMUNICATIONS CORPORATION AND RMI.NET, INC. THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION BETWEEN RMI.NET AND INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT WAS FILED WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO INTERNET COMMUNICATIONS CORPORATION BY CONTACTING THOMAS C. GALLEY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, 7100 EAST BELLEVIEW AVENUE, SUITE 201, GREENWOOD VILLAGE, COLORADO 80111, (303) 414-7151.

Set forth below is a press release issued by Internet Communications Corporation and RMI.NET, Inc. relating to the terms of RMI.NET, Inc.'s merger with Internet Communications Corporation.

RMI.NET's Acquisition of INCC on Track for November Closing;
Proxy Statements Mailed to Shareholders

DENVER, Oct. 31 -- RMI.NET, Inc. (NASDAQ:RMII) and Internet Communications Corporation (NASDAQ:INCC) announced today that they mailed proxy statements to shareholders on October 26 regarding their pending merger. The proxy statements, sent to shareholders of record as of October 3, 2000, contain the recommendations of each company's board of directors that shareholders vote in favor of the merger.

"We are pleased that the companies are on track to get the merger closed as scheduled," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "We are urging our shareholders to approve this merger, which we believe will create a strong new company ideally positioned to take advantage of the booming business web commerce space."
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Tom Galley, CEO of INCC, added: "Our team has been working closely with
RMI.NET's management to facilitate a smooth integration into their operation, and we continue to identify new areas where the merger will create market and operational strength for the new company."

RMI.NET and INCC will hold separate meetings of their shareholders to vote on the proposed transaction. The merger is then expected to close immediately following the shareholder meetings, provided that shareholders of both companies approve the merger.

INCC's shareholder meeting is scheduled for 9:00 a.m. MDT on November 28, 2000, at the Hotel Monaco, 1717 Champa Street in Denver. The commitment by INCC's controlling shareholder, Interwest Group, Inc., to vote in favor of the merger assures shareholder approval by INCC.

The RMI.NET shareholder meeting will follow INCC's meeting, at 11:00 a.m. MDT, also at the Hotel Monaco. At the RMI.NET shareholder meeting, the company will also seek approval to change its name, following the merger, to Internet Commerce & Communications, Inc. As a result of the merger and name change, the new company will use INCC as its ticker symbol.

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting and co-location; web design and web marketing; and high-speed Internet access, including DSL service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066 or visit RMI.NET's website at www.rmi.net.

About Internet Communications

INCC is an Internet technologies and integration company that specializes in the design, implementation, and management of Web-based applications and connections, wide area networks, voice systems and e-commerce solutions. INCC is headquartered near Denver in Greenwood Village, Colo., and markets its products and services to Colorado-based middle market businesses. Call 303-414-7151 or visit INCC's website at www.incc.net for investor-related information and a description of the company's products and services.

This press release may contain forward-looking statements. Although the companies believe these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, the merger may not receive shareholder approval or may not be consummated for other, unforeseen reasons, or the merged company may not perform according to preliminary forecasts. Investors should be aware of the important factors and risks that could have a material impact on future cash results and should refer to the cautionary statements sections of RMI.NET's and INCC's periodic filings with the Securities and Exchange Commission, including their most recent forms 10-K and 10-Q.